UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

KEANE GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

48669A108

(CUSIP Number)

July 3, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 48669A108

1	Name of Reporting Person: WDE RockPile Aggregate, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,544,422(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,544,422(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,544,422
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.64175983%
12	Type of Reporting Person OO

(1)	Power is exercised through Reporting Person’s manager, Edelman & Guill Energy L.P. II, and its general partner, Edelman & Guill Energy Ltd.

1	Name of Reporting Person: Edelman & Guill Energy L.P. II
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,544,422(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,544,422(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,544,422
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.64175983%
12	Type of Reporting Person PN

(1)	Reporting Person holds power over shares held by WDE RockPile Aggregate, LLC. Power is exercised through Reporting Person’s general partner, Edelman & Guill Energy Ltd.

1	Name of Reporting Person: Edelman & Guill Energy Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,544,422(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,544,422(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,544,422
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.64175983%
12	Type of Reporting Person CO

(1)	Reporting Person holds power over shares held by WDE RockPile Aggregate, LLC through its manager. Power is exercised through Reporting Person’s directors, Thomas J. Edelman and Ben A. Guill.

1	Name of Reporting Person: Thomas J. Edelman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,544,422(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,544,422(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,544,422
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.64175983%
12	Type of Reporting Person IN

(1)	Reporting Person does not directly own any shares of Common Stock of Keane Group, Inc. By virtue of being one of the two directors of Edelman & Guill Energy Ltd., Reporting Person may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock of Keane Group, Inc. owned of record by WDE RockPile Aggregate, LLC.

1	Name of Reporting Person: Ben A. Guill
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,544,422(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,544,422(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,544,422
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.64175983%
12	Type of Reporting Person IN

(1)	Reporting Person does not directly own any shares of Common Stock of Keane Group, Inc. By virtue of being one of the two directors of Edelman & Guill Energy Ltd., Reporting Person may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock of Keane Group, Inc. owned of record by WDE RockPile Aggregate, LLC.

Item 1(a).	Name of issuer:

Keane Group, Inc.

Item 1(b).	Address of issuer’s principal executive offices:

2121 Sage Road, Suite 370
Houston, TX 77056

Item 2(a).	Names of persons filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i) WDE RockPile Aggregate, LLC, with respect to the shares of Common Stock directly owned by it;

(ii) Edelman & Guill Energy L.P. II, with respect to the shares of Common Stock directly owned by WDE RockPile Aggregate, LLC;

(iii) Edelman & Guill Energy Ltd., with respect to the shares of Common Stock indirectly owned by Edelman & Guill Energy L.P. II;

(iv) Thomas J. Edelman, with respect to the shares of Common Stock indirectly owned by Edelman & Guill Energy Ltd.; and

(v) Ben A. Guill, with respect to the shares of Common Stock indirectly owned by Edelman & Guill Energy Ltd.

Item 2(b).	Address or principal business office or, if none, residence:

The address and principal business office of the Reporting Persons is:

700 Louisiana, Suite 4770
Houston, Texas 77002

Item 2(c).	Citizenship:

(i) WDE RockPile Aggregate, LLC is a limited liability company organized under the laws of the State of Delaware;

(ii) Edelman & Guill Energy L.P. II is an exempted limited partnership organized under the laws of the Cayman Islands;

(iii) Edelman & Guill Energy Ltd. is an exempted company organized under the laws of the Cayman Islands;

(iv) Thomas J. Edelman is a United States citizen; and

(v) Ben A. Guill is a United States citizen.

Item 2(d).	Title of class of securities:

Common Stock.

Item 2(e).	CUSIP number:

48669A108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

1.	WDE RockPile Aggregate, LLC

a.	Amount beneficially owned: 8,544,422

b.	Percent of class: 7.64175983%

c.	Numbers of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 8,544,422

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 8,544,422

2.	Edelman & Guill Energy L.P. II(1)

a.	Amount beneficially owned: 8,544,422

b.	Percent of class: 7.64175983%

c.	Numbers of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 8,544,422

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 8,544,422

3.	Edelman & Guill Energy Ltd.(2)

a.	Amount beneficially owned: 8,544,422

b.	Percent of class: 7.64175983%

c.	Numbers of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 8,544,422

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 8,544,422

4.	Thomas J. Edelman(3)

a.	Amount beneficially owned: 8,544,422

b.	Percent of class: 7.64175983%

c.	Numbers of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 8,544,422

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 8,544,422

5.	Ben A. Guill(4)

a.	Amount beneficially owned: 8,544,422

b.	Percent of class: 7.64175983%

c.	Numbers of shares as to which the person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 8,544,422

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 8,544,422

(1) Includes 8,544,422 shares of Common Stock owned directly by WDE RockPile Aggregate, LLC. Edelman & Guill Energy L.P. II is the manager of WDE RockPile Aggregate, LLC and has the power to direct affairs of WDE RockPile Aggregate, LLC, including decisions regarding the voting and disposition of the shares of Common Stock of Keane Group, Inc. held by WDE RockPile Aggregate, LLC (representing 7.64175983% of the outstanding shares of Common Stock of Keane Group, Inc.).

(2) Includes 8,544,422 shares of Common Stock owned directly by WDE RockPile Aggregate, LLC. Edelman & Guill Energy Ltd. is the general partner of Edelman & Guill Energy L.P., the manager of WDE RockPile Aggregate, LLC, and may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock of Keane Group, Inc. held by WDE RockPile Aggregate, LLC (representing 7.64175983% of the outstanding shares of Common Stock of Keane Group, Inc.).

(3) Includes 8,544,422 shares of Common Stock owned directly by WDE RockPile Aggregate, LLC. Thomas J. Edelman does not directly own any shares of Common Stock of Keane Group, Inc. By virtue of being one of the two directors of Edelman & Guill Energy Ltd., the general partner of the manager of WDE RockPile Aggregate, LLC, Thomas J. Edelman may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock of Keane Group, Inc. owned of record by WDE RockPile Aggregate, LLC (representing 7.64175983% of the outstanding shares of Common Stock of Keane Group, Inc.).

(4) Includes 8,544,422 shares of Common Stock owned directly by WDE RockPile Aggregate, LLC. Ben A. Guill does not directly own any shares of Common Stock of Keane Group, Inc. By virtue of being one of the two directors of Edelman & Guill Energy Ltd., the general partner of the manager of WDE RockPile Aggregate, LLC, Ben A. Guill may be deemed to possess shared voting and dispositive power with respect to the shares of Common Stock of Keane Group, Inc. owned of record by WDE RockPile Aggregate, LLC (representing 7.64175983% of the outstanding shares of Common Stock of Keane Group, Inc.).

Item 5.	Ownership of five percent or less of a class:

Not applicable.

Item 6.	Ownership of more than five percent on behalf of another person:

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

Not applicable.

Item 8.	Identification and classification of members of the group:

Not applicable.

Item 9.	Notice of dissolution of group:

Not applicable.

Item 10.	Certifications:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2017

WDE ROCKPILE AGGREGATE, LLC

By:	Edelman & Guill Energy L.P. II, its manager

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ Ben A. Guill
Name:	Ben A. Guill
Title:	Director

EDELMAN & GUILL ENERGY L.P. II

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ Ben A. Guill
Name:	Ben A. Guill
Title:	Director

EDELMAN & GUILL ENERGY LTD.

By:	/s/ Ben A. Guill
Name:	Ben A. Guill
Title:	Director

THOMAS J. EDELMAN

/s/ Thomas J. Edelman

BEN A. GUILL

/s/ Ben A. Guill